Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2011
Operating revenues:
Affiliated	$1,036
Nonaffiliated	1,881

Total operating revenues	2,917
Operating expenses:
Third-party transmission service	398
Operation and maintenance	620
Depreciation and amortization	679
Provision in lieu of income taxes	186
Taxes other than amounts related to income taxes	387

Total operating expenses	2,270

Operating income	647

Other income and deductions:
Other income	33
Other deductions	8
Nonoperating provision in lieu of income taxes	21

Interest income	38

Interest expense and related charges	351

Net income	$338